COHEN & CZARNIK LLP
                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial: (212) 232-8323
Fax:         (212) 937-3870


                                December 12, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        John Reynolds, Assistant Director
                  Office of Emerging Growth Companies

         RE:      SONOMA COLLEGE, INC.
                  REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Ladies and Gentlemen:

     On behalf of Sonoma College, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated November 22, 2005, regarding Sonoma College's ---------- registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 6, dated November 2, 2005. Amendment No. 7 to the registration statement was transmitted via EDGAR today, December 12, 2005, which includes changes made to the registration statement in response to the staff's comments. I also enclose five (5) copies of Amendment No. 7 to the registration statement.

     This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

GENERAL

1. WE CONTINUE TO BELIEVE THAT THE PUBLIC REGISTRATION STATEMENT MAY HAVE CONSTITUTED GENERAL SOLICITATION IN OFFERING THE SECURITIES IN THE PRIVATE PLACEMENTS TO THE NOTEHOLDER IN MARCH 2005, CEOCAST, INC. IN MAY 2005, WISSE ENTERPRISES LLC IN JULY 2005 AND TLC, LLC IN OCTOBER 2005. CONSIDERATION MUST BE GIVEN TO WHAT DISCLOSURE AND OTHER CHANGES NEED TO BE MADE TO THE REGISTRATION STATEMENT TO REFLECT THE POSSIBLE SECTION 5 VIOLATIONS. PLEASE ADD DISCLOSURE REGARDING THE COMPANY'S POSSIBLE SECTION 5 VIOLATIONS UNDER THE SECURITIES ACT OF 1933 IN THE APPROPRIATE SECTIONS OF THE PROSPECTUS SUCH AS THE RISK FACTOR SECTION AND THE "RECENT SALES OF UNREGISTERED SECURITIES" SECTION. IN THE RISK FACTOR, DISCUSS THE RAMIFICATIONS OF THE RIGHT OF RESCISSION SUCH AS THE RIGHT TO RECEIVE THE AMOUNT PAID FOR THE SECURITY PLUS INTEREST AND INCLUDE THE TOTAL AMOUNT OF THE POTENTIAL LIABILITY. ALSO REVISE THE MD&A SECTION TO DISCUSS THE IMPACT THAT THE RIGHT OF RESCISSION COULD HAVE UPON THE COMPANY'S LIQUIDITY. ADDITIONALLY, TO THE EXTENT APPROPRIATE FOR EACH TRANSACTION CONSIDERATION MUST BE GIVEN TO RECLASSIFYING THESE ISSUANCES OUTSIDE OF STOCKHOLDERS' EQUITY AND IN TO THE MEZZANINE OF YOUR FINANCIAL STATEMENTS. WE MAY HAVE FURTHER COMMENT.

We have added the following disclosures in the prospectus: (i) a risk factor with respect to Sonoma's possible Section 5 violation; (ii) revised the MD&A to discuss the impact of that the right of rescission could have upon the company's liquidity; (iii) revised the "Recent Sales of Unregistered Securities" section with respect to Sonoma's possible Section 5 violation; and (iv) restated the consolidated financial statements as of June 30, 2005 and for the year then ended to include the possible Section 5 violation issuances outside of stockholders' equity and in to the mezzanine of Sonoma's financial consolidated statements.

2. WE NOTE YOUR CONSULTING AGREEMENT BETWEEN THE COMPANY AND CEO CAST. PLEASE

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
December 12, 2005
Page 2 of 4


REVISE TO BRIEFLY DESCRIBE THE CONSULTING AGREEMENT, IN AN APPROPRIATE SECTION OF THE PROSPECTUS, OR ADVISE US WHY THE DISCLOSURE IS NOT MATERIAL.

The consulting agreement between Sonoma and CEO Cast has been declared void and terminated ab initio by Sonoma as a result of the failure of CEO Cast to disclose certain material information to Sonoma. As a result of the termination, Sonoma has cancelled the common stock issued to CEO Cast and demanded the return of $10,000 paid to CEO Cast pursuant to the consulting agreement.

RISK FACTORS

3. THE RISK FACTORS NEED TO BE SET FORTH IN THE ORDER OF MATERIALITY. PLEASE REVISE ACCORDINGLY, IN THIS REGARD, YOU MUST MORE PROMINENTLY DISCLOSE THAT THE COMPANY'S THE NEED FOR ADDITIONAL FINANCING AND THE LACK OF A TRADING MARKET FOR THE COMMON STOCK.

We have revised the prospectus to set the risk factors forth in the order of materiality.

4. WE NOTE THE COMPANY'S REDUCTION IN EMPLOYEES AND FACULTY. REVISE TO ADDRESS THE RISKS TO THE COMPANY FROM THE REDUCTIONS IN EMPLOYEES AND FACULTY OR ADVISE US WHY SUCH A RISK FACTOR IS NOT NECESSARY. WE MAY HAVE FURTHER COMMENT.

We have revised the prospectus to clarify the number of Sonoma's employees and faculty. A risk factor would not be necessary as certain of the numbers with respect to employees and faculty provided on earlier amendments of the prospectus were incorrect and the corrected number do not set forth material reductions.

SELLING SECURITY HOLDERS, PAGE 14

5. WE NOTE THAT COHEN AND CZARNIK LLP OWN 104,167 SHARES AND ARE REGISTERING 52,084 SHARES FOR RESALE. SUPPLEMENTALLY ADVISE US WHEN COHEN AND CZARNIK LLP RECEIVED THE NOTED SHARES AND BRIEFLY DESCRIBE THE TRANSACTIONS IN WHICH THEY WERE ISSUED. WE MAY HAVE FURTHER COMMENT.

In April 2004, Cohen and Czarnik, LLP purchased 104,167 shares of common stock for $10,000.00 as a part of, and pursuant to the terms of, Sonoma's Regulation D offering which occurred from April 12, 2004 through August 5, 2004.

FACULTY, PAGE 40

6. PLEASE UPDATE THIS SECTION.

We have revised the prospectus to update and clarify the number of Sonoma's employees and faculty.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ON PLAN OF OPERATION

7. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT NINE AND WE REISSUE THE COMMENT. PLEASE REVISE TO ADDRESS THE COMPANY'S REDUCTION IN EMPLOYEES FROM 73 EMPLOYEES TO 44 EMPLOYEES AND THE REDUCTION IN FULL-TIME FACULTY FROM 8 TO 5 MEMBERS WITH A REDUCTION IN PART-TIME FACULTY FROM 36 TO 27 MEMBERS.

We have revised the prospectus to clarify the number of Sonoma's employees and faculty. Some of the numbers with respect to employees and faculty provided on earlier amendments of the prospectus were incorrect. The prospectus has been corrected.

8. WE NOTE YOUR STATEMENT THAT "MANAGEMENT BELIEVES THAT WE WILL HAVE ADEQUATE WORKING CAPITAL RESOURCES THROUGH JUNE 30,2006, AS NOTED ABOVE, WE MAY REQUIRE
ADDITIONAL FUNDS ...." WE ALSO NOTE YOUR STATEMENT, IN THE RISK FACTORS SECTION,
THAT "BASED ON OUR CURRENT

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
December 12, 2005
Page 3 of 4

PLANS, WE BELIEVE OUR EXISTING CASH AND CASH EQUIVALENTS ALONG WITH CASH GENERATED FROM OPERATIONS WILL BE SUFFICIENT TO FUND OUR OPERATING EXPENSES AND
CAPITAL REQUIREMENTS THROUGH MARCH 31, 2006 ...." PLEASE REVISE TO RECONCILE
YOUR STATEMENTS REGARDING HOW LONG YOU CAN SATISFY YOUR CAPITAL REQUIREMENTS.

We have revised the prospectus to reconcile Sonoma's statements regarding how long the company can satisfy its capital requirements.

OPTIONS/SARS GRANTS IN THE LAST FISCAL YEAR, PAGE 57

9. WE REISSUE OUR PREVIOUS COMMENT 11. WE NOTE YOUR STATEMENT THAT NO OPTIONS WERE GRANTED TO THE NAMED EXECUTIVE OFFICERS IN THE FISCAL YEAR ENDED JUNE 30, 2005 BUT THE PRIOR SENTENCE INDICATES THAT OPTIONS WERE GRANTED IN APRIL 2005. PLEASE REVISE AS APPROPRIATE.

We have revised the prospectus accordingly.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS, F-4

10. WE NOTE YOUR RECENT ISSUANCES OF AN OPTION, COMMON STOCK AND WARRANTS (ISSUED FOR CASH, SERVICES AND IN CONJUNCTION WITH FINANCING) MAY BE IN VIOLATION OF SECTION 5 UNDER THE SECURITIES ACT OF 1933. ACCORDINGLY, IT APPEARS THAT THESE FINANCIAL INSTRUMENTS ARE REDEEMABLE AT THE OPTION OF THE HOLDER. PLEASE TELL US WHY THESE FINANCIAL INSTRUMENTS ARE NOT PRESENTED SEPARATELY FROM STOCKHOLDERS' EQUITY. REFER TO ASR 268 AND SECTION I.A. OF THE DIVISION OF CORPORATION FINANCE: FREQUENTLY REQUESTED ACCOUNTING AND FINANCIAL REPORTING INTERPRETATIONS AND GUIDANCE, AVAILABLE ON OUR WEBSITE. ALSO, PLEASE MAKE APPROPRIATE DISCLOSURE IN MD&A AND THE FOOTNOTES TO DISCUSS THE MATTER.

We have added the following disclosures in the prospectus: (i) restated the consolidated financial statements as of June 30, 2005 to include the possible
Section 5 violation issuances outside of stockholders' equity and in to the mezzanine of Sonoma's consolidated financial statements; and (ii) revised the MD&A to discuss the impact that the right of rescission could have upon the company's liquidity.

OTHER

11. PLEASE NOTE THE UPDATING REQUIREMENTS FOR THE FINANCIAL STATEMENTS AS SET FORTH IN ITEM 310(G) OF REGULATION S-B AND PROVIDE A CURRENT DATED CONSENT OF THE INDEPENDENT ACCOUNTANTS IN ANY AMENDMENTS.

We have revised the prospectus accordingly and provided a current dated consent of the independent registered public accounting firm. We have also included unaudited interim condensed consolidated financial statements for the three month periods ended September 30, 2005 and 2004.

PART II

RECENT SALES OF UNREGISTERED SECURITIES

12. WE REISSUE IN PART OUR PREVIOUS COMMENT 13. WE NOTE THE TRANSACTIONS IN APRIL 2005 IN WHICH THE COMPANY GRANTED OPTIONS TO 30 PERSONS TO PURCHASE 2,570,000 SHARES OF COMMON STOCK. PLEASE DESCRIBE WHICH EXEMPTION, EITHER
SECTION 4(2) OR RULE 701 THAT THE COMPANY RELIED UPON FOR EACH TRANSACTION. ALSO DESCRIBE THE FACTS RELIED UPON TO MAKE THE RULE 701 EXEMPTION AVAILABLE. PLEASE DESCRIBE THE 30 PERSONS THAT RECEIVED THE OPTIONS. SEE ITEM 701 OF REGULATION S-B.

With respect to 27 of the 30 issuances, Rule 701 provides the appropriate exemption. Rule 701 provides an exemption for issuances of securities to employees and consultants of companies that are not subject to the reporting requirements of the Securities Act of 1934. Generally, pursuant to

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
December 12, 2005
Page 4 of 4

Rule 701, the maximum amount of the exemption is $1,000,000.

At the time of the issuances, Sonoma was not subject to the reporting requirements of the Securities Act of 1934, the issuances were to employees or consultants (the consultants are: (i) natural persons; (ii) the services provided by consultants were bona fide services; and (iii) the services provided by the consultants were not in connection with the offer or sale of securities in a capital-raising transaction, and did not directly or indirectly promote or maintain a market for the issuer's securities). In addition, the common stock underlying the options which if valued by the exercise price (Rule 701(d)(3)) does not exceed $1,000,000.

With respect to the remaining 3 issuances, Section 4(2) provides the appropriate exemption as the issuances were not a "public offering". However, Sonoma has revised the registration statement to include that the 3 issuances may be a violation of Section 5. Accordingly, we have added the following disclosures in the prospectus (to include the 3 issuances): (i) a risk factor with respect to Sonoma's possible Section 5 violation; (ii) revised the MD&A to discuss the impact of that the right of rescission could have upon the company's liquidity;
(iii) revised the "Recent Sales of Unregistered Securities" section with respect to Sonoma's possible Section 5 violation; and (iv) restated the consolidated financial statements as of June 30, 2005 and for the year then ended to include the possible Section 5 violation issuances outside of stockholders' equity and in to the mezzanine of Sonoma's consolidated financial statements.

13. WE NOTE YOUR RESPONSE LETTER DATED NOVEMBER 7, 2005. PROVIDE US WITH A COPY OF THE AGREEMENT BETWEEN SONOMA COLLEGE AND MR. LANDIN CONCERNING THE ISSUANCE OF THE 156,250 SHARES. WE MAY HAVE FURTHER COMMENT.

We attach a copy of a letter agreement by and between Sonoma and Mr. Landin with respect to the issuance of the 156,250 shares of common stock of Sonoma.

14. WE NOTE YOUR RESPONSE TO COMMENT 12 AND THE CHANGES MADE IN THE "RECENT SALES OF UNREGISTERED SECURITIES" SECTION. FOR EACH OF THE PRIVATE PLACEMENT OFFERINGS YOU MUST INDICATE ALL THE FACTS SUPPORTING THE AVAILABILITY OF THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 4(2) OF THE SECURITIES ACT OF 1933. WE MAY HAVE ADDITIONAL COMMENT.

We have revised the prospectus accordingly.


     We would very much appreciate your prompt review of Amendment No. 7 and our responses to your comment letter. We will inquire via telephone with respect to a request for acceleration pursuant to Rules 460 and 461. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.




                               With kind regards,






cc:         Mr. Charles D. Newman, President
            Sonoma College, Inc.
            1304 South Point Blvd., Suite 280
            Petaluma, CA 94954